Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Jaguar Mining Reports Q3 2007 Earnings

    Company Provides Details to Eliminate Gold Hedge by Year-End

    JAG - TSX/NYSE Arca

    CONCORD, NH, Nov. 8 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) reports its financial and operational results for the period ended September 30, 2007. All figures are in U.S. dollars unless otherwise indicated.

    <<
    Q3 2007 Highlights

    -   Revenue totaled $15.0 million, an increase of 106% from the same period last year;

    -   Gold production of 20,334 ounces ("oz") and gold sales of 21,546 oz at an average realized price of $694/oz compared to production of
        12,044 oz and sales of 11,957 oz at an average price of $608/oz in
        Q3 2006;

    -   Despite a 13% increase in the strength of the Brazilian real against the U.S. dollar (Q3 2007 vs. Q3 2006), cash operating costs decreased
        7% to $346/oz for Q3 2007 compared to $373/oz for the same period in
        2006. Cash operating costs of $280/oz at Turmalina operation represented 66% of total Q3 2007 gold production;

    -   Gross profit totaled $2.6 million compared to $2.3 million for the same period in 2006 and included special charges totaling
        $1.7 million;

    -   During Q3 2007, the Company recorded a special charge to other costs of goods sold of $1.7 million of which $1.1 million related to the optimization of chemical circuits to improve gold recoveries to design specifications. During the process, testing of a broad sampling of ore zones was made in anticipation of the announced expansion of the plant at Turmalina. An additional $0.6 million charge represents an adjustment to gold in-process inventory. There were no special charges during Q3 2006;

    -   Net loss of $8.7 million or $0.16 per fully diluted share compared to a net profit of $2.4 million or $0.05 per fully diluted share in
        Q3 2006;

    -   Operating expenses during the quarter totaled $4.6 million compared to $2.0 million in Q2 2006. The increase was primarily caused by additional exploration costs and employee-related expenses. Jaguar's employee base increased from 594 employees at the end of Q3 2006 to
        945 employees at the end of Q3 2007 in preparation for the start-up of the Pacincia Project;

    -   Non-operating expenses totaled $5.7 million during Q3 2007 and significantly impacted net earnings by $0.10 per fully diluted share.
        Rising gold prices during the quarter contributed to a $5.3 million charge for realized and unrealized costs associate with the loss on forward sales derivatives. During Q4 the Company expects to finalize the program to effectively eliminate the forward sales contracts for the remaining 55,500 oz detailed under the program;

    -   Adjusted cash flow from operating activities totaled $0.4 million during the quarter compared to $1.6 million in Q3 2006. Cash flow from operating activities of negative $0.8 million compared to negative cash flow of $0.6 million in Q3 2006;

    -   Invested approximately $26.9 million in growth initiatives during
        Q3 2007, primarily at the Pacincia and Caet Projects under development and exploration;

    -   Total cash of $70.1 million including $3.1 million of restricted cash, most of which is related to foreign exchange hedges;

    -   All permits needed for development of the projects underway in Brazil have been granted.
    >>

    Commenting on the third quarter results, Daniel R. Titcomb, Jaguar's
President and CEO stated, "We reached a number of important milestones during the third quarter: record production, record sales, and, with the successful completion of the optimization program at Turmalina, where design rates of production are being achieved, our team can now focus 100% on the growth initiatives we have underway. On this front, construction progress at the
Pacincia Project remains on schedule for a late-Q1 2008 commissioning.
Exploration is at its highest point ever in the history of the Company and we are optimistic our resource base will reflect these efforts in the near future. Key to this initiative is our 'go-deep' drill program we announced in late-September to confirm the depth of mineralization well beyond the present proved limits. More importantly, we believe we will exit 2008 in a much stronger position with production and cash flow set to rise sharply and propel shareholder value even further."

    2007 Third Quarter Results

    For the quarter ending September 30, 2007, the Company exhibited strong growth with record revenue of $15.0 million from the sale of 21,546 oz of gold at an average realized price of $694/oz. This compares to revenue of $7.3 million from the sale of 11,957 oz of gold at an average price of $608/oz for the same period in 2006. Gold production for Q3 2007 totaled 20,344 oz at an average cash operating cost of $346/oz compared to production of 12,044 oz and average cash operating costs of $373/oz for Q3 2006. Net loss for Q3 2007 was
$8.7 million or $0.16 per fully-diluted share versus a reported net profit of
$2.4 million or $0.05 per share for the same period last year.

    <<
    A summary of key operating results follows:

    -------------------------------------------------------------------------
                            Q3 2007      YTD 2007     Q3 2006      YTD 2006
    -------------------------------------------------------------------------
    Sales ($000)          $    14,962  $    32,919  $     7,279  $    14,875
    -------------------------------------------------------------------------
    Oz sold                    21,546       48,608       11,957       24,506
    -------------------------------------------------------------------------
    Average realized
     price $/oz           $       694  $       677  $       608  $       607
    -------------------------------------------------------------------------
    Gross profit ($000)   $     2,579  $    10,282  $     2,345  $     3,477
    -------------------------------------------------------------------------
    Net loss ($000)       $    (8,654) $   (12,835) $     2,441  $    (6,564)
    -------------------------------------------------------------------------
      - per share basic   $     (0.16) $     (0.24) $      0.05  $     (0.16)
    -------------------------------------------------------------------------
      - per share diluted $     (0.16) $     (0.24) $      0.05  $     (0.16)
    -------------------------------------------------------------------------
    Weighted avg. shares
     outstanding           55,238,018   52,979,291   45,333,100   41,508,102
    -------------------------------------------------------------------------
    Diluted shares
     outstanding           55,238,018   52,979,291   46,163,392   41,508,102
    -------------------------------------------------------------------------
    >>

    The reported loss for Q3 2007 includes special charges of $1.7 million at the Company's Turmalina operation related to improving gold recoveries in the leaching circuit and adjustments to 'gold-in-lock-up' in the metallurgical plant, which impacted net earnings by $0.03 per diluted share.
    Approximately 60% of the Company's cash and cash equivalents of $70.1 million held at September 30 were in accounts in Brazil. Variations in the relative currencies (Canadian dollar versus U.S. dollar versus Brazilian real)
will likely give rise to realized and unrealized credits or charges in future periods, which could materially impact the Company's reported income.
    Excluding changes in non-cash operating working capital, Jaguar's adjusted cash flow from operating activities benefited from growth in sales volumes at higher prices and totaled approximately $0.4 million in Q3 2007 as shown in the following table:

    <<
    Adjusted Cash Flows from Operating Activities

    A non-GAAP Measure
    (Expressed in thousands of U.S. dollars)
    -------------------------------------------------------------------------
                            Q3 2007      YTD 2007     Q3 2006      YTD 2006
    -------------------------------------------------------------------------
    Cash flow from
     operating activities
     as reported          $      (828) $    (2,530) $      (645) $    (5,522)
    -------------------------------------------------------------------------
    Adjustment:
    -------------------------------------------------------------------------
    Change in non-cash
     operating working
     capital                    1,238        5,887        2,199        6,781
                          ------------ ------------ ------------ ------------
    -------------------------------------------------------------------------
    Adjusted cash flow
     from operating
     activities           $       410  $     3,357  $     1,554  $     1,259
    -------------------------------------------------------------------------
    >>

    Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended September 30, 2007.

    Status of Gold Hedge Position

    In Q2 2007, the Company initiated discussions with its principal lender to obtain their consent to close the forward sales contract agreements established in connection with the Sabara and Turmalina operations. The
Company initiated the discussions with its lenders as management believed gold prices could rise significantly and adversely impact the Company's future profitability. In September, 2007 the Company received an amendment to the
Turmalina loan facility from the lender, which allows the Company to close the forward sales contracts, subject to certain conditions.
    Working with advisors, management has begun implementing a program to terminate the forward sales contracts in connection with the Turmalina loan facility. The Company is finalizing the details of the program with the lender, which is expected to include the purchase of exchange traded positions to offset the current lender forward sales contracts. Subsequent to
September 30, 2007, the Company has purchased call options covering 55,500oz of gold at a strike price of $835 per ounce. Management believes it will complete the program during Q4 2007 so that the related costs will be recorded in 2007.

    NON-GAAP PERFORMANCE MEASURES

    The Company has included the non-GAAP performance measures listed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance.
Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
    The Company has included Cash Operating Cost per ounce processed because these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are in the 'Cash Operating Cost per ounce processed' table below.
    The Company uses the financial measures "adjusted net income (loss)" and
"adjusted net income (loss) per share" to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net income (loss) or net income (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net income (loss) and adjusted net income (loss)
per share are calculated as net income (loss) excluding stock based compensation expense. The terms "adjusted net income (loss)" and "adjusted net income (loss) per share" do not have a standardized meaning prescribed by
Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted net income (loss) and adjusted net income (loss) per share provide useful information to investors because they exclude a certain non-cash charge and are a better indication of the Company's profitability from operations. The item excluded from the computation of adjusted net income (loss) and adjusted net income (loss) per share, which is otherwise included in the determination of net income (loss)
and net income (loss) per share prepared in accordance with Canadian GAAP, is an item that the Company does not consider to be meaningful in evaluating the
Company's past financial performance or the future prospects and may hinder a comparison of its period to period profitability.
    The Company uses the financial measure "adjusted cash flows from operating activities" to supplement its consolidated financial statements. The presentation of adjusted cash flows from operating activities is not meant to be a substitute for cash flows from operating activities presented in the statement of cash flows in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted cash flows from operating activities is calculated as operating cash flow excluding the change in non-cash operating working capital. The term adjusted cash flows from operating activities does not have a standardized meaning prescribed by
Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted cash flows from operating activities provides useful information to investors because it excludes certain non-cash changes and is a better indication of the Company's cash flow from operations. The items excluded from the computation of adjusted cash flows from operating activities, which are otherwise included in the
Statements of Cash Flows prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the
Company's past financial performance or the future prospects and may hinder a comparison of its period to period cash flows.

    <<
    Adjusted Cash Flows from Operating Activities

    A non-GAAP Measure
    (Expressed in thousands of U.S. dollars)
    -------------------------------------------------------------------------
                            Q3 2007      YTD 2007     Q3 2006      YTD 2006
    -------------------------------------------------------------------------
    Cash flow from oper-
     ating activities
     as reported          $      (828) $    (2,530) $      (645) $    (5,522)
    -------------------------------------------------------------------------
    Adjustment:
    -------------------------------------------------------------------------
    Change in non-cash
     operating working
     capital                    1,238        5,887        2,199        6,781
                          ------------ ------------ ------------ ------------
    -------------------------------------------------------------------------
    Adjusted cash flow
     from operating
     activities           $       410  $     3,357  $     1,554  $     1,259
    -------------------------------------------------------------------------

    Cash Operating Cost per oz Processed
    -------------------------------------------------------------------------
    A non-GAAP Measure
    Summary of All Plants Cash Operating Cost per oz Processed
    -------------------------------------------------------------------------
                            Q3 2007      YTD 2007     Q3 2006      YTD 2006
    -------------------------------------------------------------------------
    Production cost per
     statement of
     operations           $ 8,818,000  $17,450,000  $ 4,527,000  $ 9,407,000
    -------------------------------------------------------------------------
    Change in
     inventory(1)         $(1,805,000) $(1,505,000) $   (35,000) $ 1,136,000
    -------------------------------------------------------------------------
    Production cost of
     gold produced        $ 7,013,000  $15,945,000  $ 4,492,000  $10,543,000
    -------------------------------------------------------------------------
      divided by
    -------------------------------------------------------------------------
    Gold produced (oz)         20,334       49,651       12,044       28,573
    -------------------------------------------------------------------------
      equals
    -------------------------------------------------------------------------
    Cost per oz processed $       346  $       321  $       373  $       369
    -------------------------------------------------------------------------

    (1) Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
    >>

    Conference Call Details

    Jaguar will be holding a conference call November 9, at 10:00 am EST to discuss its 2007 third quarter results.
    North American participants may access the call toll-free by dialing
800-379-9582. International participants should call 213-416-2196. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
    Jaguar will provide a web cast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company's homepage at www.jaguarmining.com. An archive of the web cast and the audio replay will be available approximately one hour after the call ends through December 10,
2007. The audio replay can be accessed by calling 800-675-9924 from North
America or 213-416-2185 outside of North America. The replay ID number is
11907. The web cast will be available through the Company's homepage until
December 10, 2007.

    About Jaguar Mining

    Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base. Additional information is available on the Company's website at www.jaguarmining.com.

    Forward-Looking Statements

    Certain statements in this press release constitute "Forward-Looking
Statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning Jaguar's future objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.
Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "approximately" or variations of such words and phrases or state that certain actions, events or results "may", "could",
"would", "might" or "will" be taken, occur or be achieved. Forward-Looking
Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the
Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These Forward-Looking
Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking
Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's
Forward-Looking Statements, see the "CAUTIONARY NOTE" regarding
Forward-Looking Statements and "RISK FACTORS" as filed in the Company's Annual
Information Form for the year ended December 31, 2006 filed on SEDAR and available at www.sedar.com, and its filings, including the Company's
Registration Statement on Form 40-F filed with the U.S. Securities and
Exchange Commission on June 18, 2007, which are available at www.sec.gov through EDGAR.
    This press release presents estimates of "total cash cost per ounce" that are not recognized measures under United States generally accepted accounting principles ("US GAAP"). This data may not be comparable to data presented by other gold producers. A reconciliation of the Company's total cash cost per ounce to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company's historical results of operations is set forth in the notes to the financial statements in the Company's
Registration Statement on Form 40-F filed with the United States Securities and Exchange Commission on June 18, 2007, as well as the Company's most recent interim and annual financial statements filed with the Canadian Securities
Administrators.

    %CIK: 0001333849

    /For further information: Investors and analysts: Bob Zwerneman, Director of Investor Relations, (603) 224-4800, bobz(at)jaguarmining.com; Media inquiries:
Valria Rezende, DioDato, Director of Communication, (603) 224-4800,
valeria(at)jaguarmining.com/
    (JAG.WT. JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 18:07e 08-NOV-07